

Mail Stop 3233

December 22, 2017

Via US Mail
Edward T. Hoganson
Chief Financial Officer and Treasurer
Hospitality Investors Trust, Inc.
450 Park Avenue, Suite 1400
New York, NY 10022

Re: Hospitality Investors Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 31, 2017
File No. 000-55394
Form 8-K
Filed June 19, 2017
File No. 000-55394

Dear Mr. Hoganson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed June 19, 2017

General

1.   Please provide a more detailed explanation of how your brand-mandated property improvement plans ("PIPs") have been factored into your NAV calculation. Your response should include a discussion of the significant adjustments that were made to your valuation methodology in order to account for the future PIP costs and the impact of taking guest rooms out of service and the rationale behind those adjustments. Additionally, please expand your disclosure in future filings, as necessary, to provide more clarity on how the PIPs have affected your NAV calculation.

2.   You disclose that different estimates and assumptions were used with respect to projections of future revenues and expenses. Please tell us what caused these projections to change. To the extent such projections change in the future, please revise your NAV disclosure to address the cause of the changes.

3.   It appears that your NAV calculation was impacted by an increase in discount rates. Please tell us what caused your discount rates to increase. To the extent your discount rates change in the future, please revise your NAV disclosure to address the cause of the changes.

4.   In future filings, please include a sensitivity analysis for your capitalization rates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Off ice of Real Estate and
Commodities